                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                _______________

                                AMENDMENT NO. 9
                               (Final Amendment)

                                       TO

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)




                              AST RESEARCH, INC.
                             (Name of the Issuer)

                         SAMSUNG ELECTRONICS CO., LTD.

                              AST RESEARCH, INC.

                      (Name of Persons Filing Statement)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)

                        (Title of Class of Securities)


                                   001907104

                     (CUSIP Number of Class of Securities)
                                _______________

      Jae Chang Lee, Esq.                             Randall G. Wick, Esq.
 Samsung Electronics Co., Ltd.                          AST Research, Inc.
     Samsung Main Building                             16215 Alton Parkway
250, 2-Ka, Taepyung-Ro, Chung-Ku                    Irvine, California  92718
     Seoul, Korea  100-742                               (714) 727-7777
        011-82-2-727-7100

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                  COPIES TO:

   Thomas D. Magill, Esq.                     Henry Lesser, Esq.                          Gary J. Singer, Esq.
Gibson, Dunn & Crutcher LLP                  Irell & Manella LLP                          O'Melveny & Myers LLP
Jamboree Center, 4 Park Plaza          333 South Hope Street, Suite 3300            616 Newport Center Drive, Suite 1700
   Irvine, California  92614             Los Angeles, California  90071               Newport Beach, California  92660
       (714) 451-3800                          (213) 620-1555                                  (714) 760-9600


     This Amendment No. 9, the final amendment, amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated April 21, 1997 (the "Schedule 13E-3") of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), and AST Research, Inc., a Delaware corporation (the "Company"), filed in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 13E-3.

Item 4.  TERMS OF THE TRANSACTION

     Item 4(a) is hereby amended and supplemented by addition of the following information thereto:

     On August 11, 1997 the merger of Sub with and into the Company, pursuant to the short-form merger provisions of the Delaware General Corporation Law, was completed and the Company thereby became a wholly owned subsidiary of Purchaser. In the merger, Shares not previously purchased by Purchaser or its affiliates were converted into the right to receive $5.40 per Share in cash.

Item 10.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 10 is hereby amended and supplemented by addition of the following information thereto:

     At 5:00 p.m., New York City time, on Friday, August 8, 1997, the Offer expired. A total of 28,448,356 Shares (or approximately 90% of the issued and outstanding Shares not already owned by Purchaser and its affiliates) were purchased pursuant to the Offer. The Purchaser has paid for all such shares at the Offer Price of $5.40 per Share, in cash, net to the tendering stockholder.

                                   SIGNATURES


     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              AST RESEARCH, INC.

                              By:   /s/ KOON SHIK CHOI
                                    ------------------
                              Name: Koon Shik Choi
                              Title:  Chief Financial Officer


                              SAMSUNG ELECTRONICS CO., LTD.

                              By:   /s/ JAE CHANG LEE
                                    -----------------
                              Name: Jae Chang Lee
                              Title:  Director/General Legal Counsel


Dated: August 15, 1997

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